

04008178

SECURITIES AND EXCHANGE COMMISSION   *FEB 1 1 2004*
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
FEB 12 2004
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

__0000807641__
(Registrant CIK Number)

__Form 8-K for February 10, 2004__
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

__333-100818__
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 10, 2004.

GS MORTGAGE SECURITIES CORP.

By: _____

       Name: Howard Altarescu
       Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE
COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage-Backed Certificates, Fremont Series 2004-A

FHLT 2004-A
DISTRIBUTION BY
CREDIT SCORE

POOL=ALL LOANS

CREDIT SCORE	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	ADJUSTED BALANCE	ADJ PCT	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT FULL DOC LOAN	PCT CASHOUT REFI
FICO N/A															
0-500															
500.01-550															
550.01-575															
575.01-600															
600.01-620															
620.01-650															
650.01-680															
680.01-700															
700.01-750															
750.01-800															
800.01+															
TOTAL															

FHLT 2004-A
DISTRIBUTION BY DTI

POOL=ALL LOANS

DTI	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	ADJUSTED BALANCE	ADJ PCT	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT FULL DOC LOAN	PCT CASHOUT REFI
Missing															
0-20															
20 < 25															
25 < 30															
30 < 35															
35 < 40															
40 < 45															
45 < 50															
50 < 55															
55 >+															
TOTAL															

FHLT 2004-A
DISTRIBUTION BY
ORIG LTV

POOL=ALL LOANS

ORIG LTV	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	ADJUSTED BALANCE	ADJ PCT	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT FULL DOC LOAN	PCT CASHOUT REFI
0 < 60															
60 < 70															
70 < 80															
80 < 85															
85 < 90															
90 < 95															
95 < 100															
TOTAL															

FHLT 2004-A
DISTRIBUTION BY
STATE2

POOL=ALL LOANS

STATE2	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
California													
Florida													
Georgia													
Illinois													
Indiana													
Maryland													
New Jersey													
New York													
Ohio													
Texas													
Virginia													
Washington													
All Other States													
TOTAL													

DISTRIBUTION BY CURRENT PRINCIPAL BALANCE

POOL=ALL LOANS

CURRENT PRINCIPAL BALANCE	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
\$1 to \$50,000													
\$50,000.01 to \$200,000													
\$200,000.01 to \$300,000													
\$300,000.01 to \$400,000													
\$400,000.01 to \$500,000													
\$500,000.01 to \$600,000													
\$600,000.01 to \$700,000													
\$700,000.01 to \$800,000													
TOTAL													

FHLT 2004-A

DISTRIBUTION BY DOCUMENTATION

POOL=ALL LOANS

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
ANY													
FULL													
STATED													
TOTAL													

FHLT 2004-A

DISTRIBUTION BY PROPERTY TYPE

POOL=ALL LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
2-4 FAMILY													
CONDO													
SINGLE FAMILY													
TOTAL													

FHLT 2004-A

DISTRIBUTION BY MORTGAGE INSURANCE

POOL=ALL LOANS

MORTGAGE INSURANCE	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
Loans w/ LTV <= 80% MI													
Other													
TOTAL													

FHLT 2004-A

DISTRIBUTION BY LOAN PURPOSE

POOL=ALL LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
Cashout Refi													
Purchase													
Refinance													
TOTAL													

FHLT 2004-A

DISTRIBUTION BY
PRODUCT TYPE

POOL=ALL LOANS

PRODUCT TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN	MARGIN
ARM	3,586	$709,628,943.00	84.01	$197,861.99	7.5521		609.549	83.2067	34.5998	82.49	91.77	54.7		6.9604
FIXED	695	$133,911,179.47	15.93	$192,318.65	7.5470		611.870	77.6895	40.9503	77.14	93.83	78.91		0
TOTAL	4,281	$840,540,122.47	100	$196,342.00	7.6347		609.069	82.374	42.3231	81.64	91.46	58.64		5.9475

FHLT 2004-A
DISTRIBUTION BY
Lien Status

POOL=ALL LOANS

Lien Status	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
FIRST LIENS	4,281	$840,540,122.47	100	$196,342.00	7.6347		609.069	82.374	42.3231	81.64	91.46	58.64	
TOTAL	4,281	$840,540,122.47	100	$196,342.00	7.6347		609.069	82.374	42.3231	81.64	91.46	58.64	

FHLT 2004-A
DISTRIBUTION BY
OCCUPANCY STATUS

POOL=ALL LOANS

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
NON-OWNER	413	$61,713,728.54	7.34	$149,427.91	8.0575		621.934	81.6518	39.1898	90.29		49.87	70.11
OWNER OCCUPIED	3,815	$766,777,211.17	91.46	$217,454.12	7.6998		607.255	82.5418	43.2405	93.93	100	59.59	60.11
SECOND HOME	53	$10,049,148.76	1.2	$189,323.56	7.6796		627.724	75.1458	42.0231	91.72		54.72	51.92
TOTAL	4,281	$840,540,122.47	100	$196,342.00	7.6347		609.069	82.374	42.3231	81.64	91.46	58.64	60.98

FHLT 2004-A
DISTRIBUTION BY
Prepayment Term

POOL=ALL LOANS

Prepayment Term	NUMBER OF MORTGAGE LOANS	AGGREGATE PRINCIPAL BALANCE OUTSTANDING	PCT OF MORT POOL BY AGG PRIN BAL	AVERAGE PRINCIPAL BALANCE	WEIGHTED AVG COUPON	PCT COVERED MTG INS	WEIGHTED AVG FICO	WEIGHTED ORIG LTV	WEIGHTED AVG DTI	PCT SFD/PUD	PCT OWNER OCCUPIED	PCT CASHOUT REFI	PCT FULL DOC LOAN
0 Months	765	$148,300,842.94	17.38	$191,231.81	7.9405		603.098	81.0013	41.8559	78.09	90.8	63.16	58.13
12 Months	373	$61,110,523.91	2.55	$217,454.12	7.8763		610.712	83.996	43.0497	65.91	92.35	58.56	49.24
24 Months	2,691	$524,801,714.52	62.45	$187,262.43	7.6831		606.718	83.0311	46.3746	81.72	93.77	53.77	53.62
36 Months	478	$107,458,677.88	10.43	$182,484.04	7.4453		613.186	79.1580	40.1358	85.82	90.08	21.63	66.96
Other	53	$1,799,165.03	.12	$189,323.56	7.7819		592.699	80.9678	34.5959		100	100	75.65
TOTAL	4,281	$840,540,122.47	100	$196,342.00	7.6347		609.069	82.374	42.3231	81.64	91.46	58.64	60.99

	ALT A Comparables		Subprime Comparables	
	NCHET 03-5	RAMP 04-RS1	GSAMP 03-NC1	GSAMP 04-FM1
FICO	671	655	623	637
First liens	100%	100%	99.8%	95%
LTV	77%	92%	80%	84%
LTV > 80	44%	83%	48%	52%
Prepay Penalty	85%	70%	83%	80%
Documentation	Full 67%	Full 58%	Full 57%	Full 69%
	Limited 4%	Reduced 42%	Stated 37%	Stated 29%
	Stated 29%		Limited 6%	Easy 2%

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